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                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549


                              SCHEDULE 13G
                             (Rule 13d-102)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                          PURSUANT TO RULE 13d-2(b)
                             (AMENDMENT NO. 2)*







                      PITTSBURGH HOME FINANCIAL CORP.
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                            (Name of Issuer)




                  Common Stock, Par Value $.01 Per Share
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                     (Title of Class of Securities)




                              725149 10 8
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                            (CUSIP Number)



                           DECEMBER 31, 1998
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          (Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

           [x] Rule 13d-1(b)

                            Page 1 of 6 Pages
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CUSIP NO. 725149 10 8                                       Page 2 of 6 Pages
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1.
NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITY ONLY)
Pittsburgh Home Financial Corp. Employee Stock Ownership Plan
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2.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) ( )
                                                                 (b) ( )
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3.
SEC USE ONLY
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4.
CITIZENSHIP OR PLACE OF ORGANIZATION

Pennsylvania
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5.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE VOTING POWER
156,813
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6.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED VOTING POWER
37,480
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7.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE DISPOSITIVE POWER
156,813
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8.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED DISPOSITIVE POWER
37,480
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9.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
194,293
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10.
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                   ( )
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11.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
10.6%
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12.
TYPE OF REPORTING PERSON
EP
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CUSIP NO. 725149 10 8                                       Page 3 of 6 Pages
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          Item 1(a) Name of Issuer:

                    Pittsburgh Home Financial Corp.

          Item 1(b) Address of Issuer's Principal Executive Offices:

                    438 Wood Street
                    Pittsburgh, Pennsylvania  15222

          Item 2(a) Name of Person Filing:

                    Pittsburgh Home Financial Corp. Employee Stock Ownership
                    Plan.

          Item 2(b) Address of Principal Business Office or, if None, Residence:

                    Pittsburgh Home Financial Corp.
                    438 Wood Street
                    Pittsburgh, Pennsylvania  15222

          Item 2(c) Citizenship:

                    Pennsylvania

          Item 2(d) Title of Class of Securities:

                    Common Stock, par value $.01 per share

          Item 2(e) CUSIP Number:

                    725149 10 8

          Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                    (f) (X) An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

          Item 4.   Ownership.

                     (a)  Amount beneficially owned:

                     194,293
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CUSIP NO. 725149 10 8                                       Page 4 of 6 Pages
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              (b)   Percent of class: 10.6%

              (c)   Number of shares as to which such person has:

              (i)   Sole power to vote or to direct the vote   156,813
                                                              ---------
              (ii)  Shared power to vote or to direct the vote 37,480
                                                              --------
              (iii) Sole power to dispose or to direct the
                    disposition of 156,813
                                  ----------
              (iv)  Shared power to dispose or to direct the
                    disposition of 37,480
                                  ----------

              The Pittsburgh Home Financial Corp. Employee Stock Ownership Plan Trust ("Trust") was established pursuant to the Pittsburgh Home Financial Corp. Employee Stock Ownership Plan ("ESOP"). Under the terms of the ESOP, the Trustees will generally vote the allocated shares held in the ESOP in accordance with the instructions of the participating employees. Unallocated shares held in the ESOP will generally be voted by the ESOP Trustees in the same proportion for and against proposals to stockholders as the ESOP participants and beneficiaries actually vote shares of Common Stock allocated to their individual accounts, subject in each case to the fiduciary duties of the ESOP trustees and applicable law. Any allocated shares which either abstain on the proposal or are not voted will be disregarded in determining the percentage of stock voted for and against each proposal by the participants and beneficiaries. As of December
              31, 1998, 37,480 shares had been allocated to participants' accounts and 156,813 shares were unallocated.

    Item 5.   Ownership of Five Percent or Less of a Class.

              Not applicable since the reporting entity owns more than 5% of the class.

    Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

              Participants in the ESOP are entitled to receive dividends on, and the proceeds from, the sale of the shares allocated to their accounts. The ESOP does not own more than 5% on behalf of another person.

    Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

              Not applicable.

    Item 8.   Identification and Classification of Members of the Group.

              Not applicable since the reporting entity is not a member of a group.
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CUSIP NO. 725149 10 8                                       Page 5 of 6 Pages
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    Item 9.   Notice of Dissolution of Group.

              Not applicable since the reporting entity is not a member of a group.

    Item 10.  Certification.

              By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP NO. 725149 10 8                                       Page 6 of 6 Pages
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                            SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       PITTSBURGH HOME FINANCIAL CORP.
                                       EMPLOYEE STOCK OWNERSHIP PLAN TRUST



February 1, 1999                       By:  /s/ J. Ardie Dillen
                                            ---------------------------------
                                            J. Ardie Dillen, Trustee



February 1, 1999                      By:  /s/ Stephen Spolar
                                           ----------------------------------
                                           Stephen Spolar, Trustee



February 1, 1999                      By:  /s/ Charles A. Topnick
                                           ----------------------------------
                                           Charles A. Topnick, Trustee
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